Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 27 September 2012

Note: The announcement below was issued by BAE Systems plc today.  The filing of this announcement under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the party to the offer making the disclosure:	BAE Systems plc
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c)Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	EADS N.V.
(d)Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE
(e)Date position held:	25 September 2012
(f)Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	Yes – on 26 September 2012 disclosed in respect of holdings in BAE Systems plc as at 12 September 2012.

2.           POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	EADS NV Shares
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	0		0
(2)Derivatives (other than options):	0		0
(3)Options and agreements to purchase/sell:	0		0
TOTAL:	0		0

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)           Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
None

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

Interests in EADS N.V. held by Connected Advisers:

	Interests		Short positions
Name	Number of EADS N.V. Shares	Percentage of issued ordinary share capital of EADS N.V. (per cent.)	Number of EADS N.V. Shares	Percentage of issued ordinary share capital of EADS N.V. (per cent.)
Fundlogic SAS*	368,254	0.04	-	-
MSDW Equity Finance Services I (Cayman) Ltd*	-	-	11,189	0.00
Morgan Stanley Equity Derivative Services (Luxembourg) S.a.r.l	-	-	345,582	0.04
Goldman, Sachs & Co	43	0.00	5,673	0.00
UBS AG	129,223	0.01	-	-
* Member of the Morgan Stanley group

No directors in BAE Systems plc hold an interest in the shares of EADS N.V.

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.           OTHER INFORMATION

(a)           Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)           Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	YES
Supplemental Form 8 (SBL)	NO

Date of disclosure:	27 September 2012
Contact name:	David Parkes, Company Secretary
Telephone number:	+44 (0)1252 383857

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (OPEN POSITIONS)

DETAILS OF OPEN OPTION AND DERIVATIVE POSITIONS, AGREEMENTS TO PURCHASE OR SELL ETC.
Note 5(i) on Rule 8 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

Identity of person whose open positions are being disclosed:	UBS AG
Name of offeror/offeree in relation to whose relevant securities the disclosure relates:	EADS N.V.

2.           OPTIONS AND DERIVATIVES

Class of relevant security	Product description e.g. call option	Written or purchased	Number of securities to which option or derivative relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date
EUR 1 ordinary
Call warrant
Call warrant
Call warrant
Call warrant
Call warrant
Call warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
Put warrant
 Put warrant
Put warrant
Options
Options
Options

Purchased
Purchased
Purchased
Purchased
Purchased
Purchased
Purchased
Purchased
Written
Written
Written
Purchased
Written
Written
Written
Purchased
Purchased
Written
Written
Purchased
Written
Purchased

			2988 434 519 642 762 121000 121000 940 -940 -1950 -1560 1080 -1080 -1280 -1640 1640 1320 -1320 -7600 900 -120000 120000	27.85 26.88 30.53 16.86 28.2 34.2 34.2 21.31 21.31 25.6 25.64 27.58 27.58 31.03 24.55 24.55 30.17 30.17 26.3 31.54 28 28	European European European European European European European European European European European European European European European European European European European European European European	03/10/12 15/10/12 12/11/12 23/11/12 29/05/13 21/06/13 21/06/13 29/10/12 29/10/12 05/12/12 05/12/12 17/12/12 17/12/12 07/01/13 18/01/13 18/01/13 28/01/13 28/01/13 18/02/13 03/10/12 21/06/13 21/06/13

3.           AGREEMENTS TO PURCHASE OR SELL ETC.

Full details should be given so that the nature of the interest or position can be fully understood:

It is not necessary to provide details on a Supplemental Form (Open Positions) with regard to contracts for differences (“CFDs”) or spread bets.

The currency of all prices and other monetary amounts should be stated.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.